Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE  November 18, 2004

Trading Symbol: AMM -TSX

www.almadenminerals.com

Progress Report on the PV Project, B.C.

Almaden has optioned the PV project, located in southwest British Columbia to Consolidated Spire Ventures Ltd. (Spire). Spire can earn a 60% interest in property by issuing 1.1 million shares of Spire to Almaden and expending C$1.3 Million on the property. The property covers gold prospects discovered by Almaden in an area not previously known for epithermal gold mineralisation. Reconnaissance prospecting has found numerous surface boulders of quartz veins and breccias. Grab samples from these have returned values ranging up to 43.3 grams per tonne (g/t) Au. Almaden has carried out early stage work including a small IP geophysical survey. Hand trenching on the Discovery Showing exposed a quartz vein/breccia in bedrock that returned significant values including 7.7 g/t Au over 0.5 meters (m).

Spire in a news release dated November 16, 2004 announced that an 831 sample soil survey on the NIC grid in the northeastern portion of the property has outlined prominent gold-in-soil anomalies. Earlier work in this area had identified a new epithermal gold system where 40 reconnaissance grab and chip samples from float and outcrop returned gold analyses averaging 1.63 g/t. These included 20 samples with gold and silver values ranging from 0.10 to 23.60 g/t Au and from 1 to 180 g/t Ag. Channel samples from bedrock included 9.24 g/t Au over 0.5m, 3.72 g/t Au over 0.7 m and 2.70 g/t Au over 1.4 m. (see Spire news release of July 12, 2004). This new NIC soil survey covered 5.7 sq. km. on a 200 by 25 m grid. Of the 831 samples collected 149 returned gold values greater than 10 parts per billion (ppb) and 85 returned gold values greater than 20 ppb. Values ranged up to a maximum of 205 ppb Au. Spire reported that the distribution of these anomalies will allow focusing of continuing exploration efforts and that further plans call for a program of trenching guided by the gold-in-soil anomalies to aid in defining drill targets.

Spire also reported that elsewhere on the large 88 square kilometer property, work has resumed with crews investigating the clusters of gold and pathfinder stream sediment anomalies recently discovered to the west and southwest of the NIC grid area. The four clusters occur in an area of 6 by 2 kilometers. Anomalous gold values range from 5 to 254 ppb. Significantly, the anomaly clusters define a northeast trending zone along a prominent linear structure that projects toward the PV area gold mineralization to the southwest and parallels the NIC area gold mineralization to the east (see Spire news release of October 21, 2004). Spire reported that ongoing field investigations are aimed at discovering additional significant zones of gold mineralization. This work includes hand trenching, bedrock sampling and reconnaissance soil sampling. Spire noted that results from this work will be reported as assays are received and compiled.

George Gorzynski, P.Eng., a Qualified Person under the meaning of Canadian National Instrument 43-101 and a director of Spire, approved the technical information in the Spire news release. All samples were shipped to Acme Analytical Laboratories in Vancouver BC where they were analyzed for 36 elements by ICP-MS spectrometry, on a 30-gram sub-sample. Spire has informed Almaden that future work plans for the PV property include data compilation and further field work with the aim of defining drill targets for 2005.

Almaden currently has thirteen active joint venture projects including nine in which a partner is earning an interest in an Almaden property through spending, and a regional exploration joint venture with BHP Billiton World Exploration Inc. (BHPB) underway to explore for copper-gold deposits in Mexico.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.